Exhibit 99.1

Contacts:	Fred Adams, Jr., Chairman and CEO
Timothy A. Dawson, Vice President and CFO
(601) 948-6813

CAL-MAINE FOODS REPORTS FIRST QUARTER FISCAL 2010 RESULTS

JACKSON, Miss. (September 28, 2009) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today announced results for its first quarter of fiscal 2010 ended August 28, 2009.

For the first quarter of fiscal 2010, net sales were $187.7 million, compared with net sales of $206.9 million for the first quarter of fiscal 2009.  The Company reported net loss of $3.8 million, or $0.16 per basic and diluted share, for the first quarter of fiscal 2010 compared with net income of $11.1 million, or $0.47 per basic and diluted share, for the year-earlier period.

Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “All factors considered, our results for the first quarter of fiscal 2010 were satisfactory.  Both the number of eggs sold and eggs produced by Cal-Maine were up over the prior year, however, selling prices were lower.  Our feed costs were down considerably from the same period last year, but not enough to offset the price decline.  Demand for eggs at the retail level remained strong; however, institutional sales to restaurants and food service customers have been weaker, reflecting the current economy.

“USDA reports indicate that the egg supply for the year ahead should be balanced with demand.  Corn and soybean production are also projected to be adequate for usage.  We are projecting lower feed costs for the year ahead.  All of our operations are running smoothly and efficiently,” added Adams.

Under Cal-Maine’s dividend policy, no dividends are paid if there is a loss for the quarter.

Selected operating statistics for the first quarter of fiscal 2010 compared with the prior year period are shown below:

	13 Weeks Ended
	August 28,	August 30,
	2009	2008
Dozen Eggs Sold (000)	193,047	170,651
Dozen Eggs Produced (000)	156,143	133,642

% Specialty Sales (dozen)	13.2%	12.7%

Net Average Selling Price (dozen)	$0.922	$1.135
Feed Cost (dozen)	$0.357	$0.458

% Specialty Sales ($)	22.5%	17.2%

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs.  The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected.  SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	▪	JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813		FAX 601-969-0905

CALM Reports First Quarter Fiscal 2010 Results

September 28, 2009

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended
	August 28,	August 30,
	2009	2008
Net sales	$187,666	$206,888
Gross profit	18,217	40,647
Operating income (loss)	(5,301)	17,981
Income (loss) before income taxes	(5,858)	17,389

Net income (loss)	$(3,832)	$11,147

Net income (loss) per common share:
Basic	$(0.16)	$0.47
Diluted	$(0.16)	$0.47

Weighted average shares outstanding:
Basic	23,791	23,730
Diluted	23,791	23,769

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	August 28, 2009	May 30, 2009
ASSETS
Cash and short-term investments	$90,739	$82,048
Receivables	61,979	44,628
Inventories	96,291	97,535
Other	23,340	17,474
Current assets	272,349	241,685

Property, plant and equipment (net)	240,426	249,958
Other assets	56,411	91,202
Total assets	$569,186	$582,845

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$63,082	$61,845
Other current liabilities	—	8,400
Current maturities of long-term debt	38,952	13,806
Deferred income taxes	20,835	19,635
Current liabilities	122,869	103,686

Deferred income taxes and other liabilities	31,080	30,167
Long-term debt, less current maturities	87,930	115,983
Shareholders' equity	327,307	333,009
Total liabilities and shareholders' equity	$569,186	$582,845

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